July 27, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Med-Emerg International Inc.

Form SB-2MEF

SEC File Number:  333-135094

Form R-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Med-Emerg International Inc., an Ontario corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form SB-2MEF (File No. 333-135094) (the “SB-2MEF”).  The SB-2MEF was initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2006.

The SB-2MEF was intended to be a Post-Effective Amendment (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form SB-2 (SEC File Number 333-97441) (the “2002 Registration Statement”).  In fact, the cover page of the SB-2MEF included the reference to the correct file number (i.e., SEC File Number 333-97441). Due to an administrative error, the filing was incorrectly tagged as a SB-2MEF (a registration adding securities to prior Form SB-2 registration under Rule 462(b)) at the time of the filing.  Accordingly, the Company is requesting that the SB-2MEF be withdrawn and has re-filed a new post-effective amendment to the 2002 Registration Statement that includes the correct EDGAR tag, as well as disclosure relating to certain material events that have occurred since the filing of the SB-2MEF.

Please note that the Company is not withdrawing the 2002 Registration Statement.

The Company confirms that no securities have been sold pursuant to the SB-2MEF.

Please contact our legal counsel, Jonathan Freedman of Aboudi & Brounstein, should you have further questions regarding our request for withdrawal.  Mr. Freedman may be reached at 212-202-0783.  Thank you for your assistance in this matter.

Very truly yours,

MED-EMERG INTERNATIONAL INC.

By:  /s/ Ramesh Zacharias_______

Name:  Dr. Ramesh Zacharias

Title:  Chief Executive Officer